Exhibit 99.2

Management’s discussion and analysis

– August 13, 2021

The following management’s discussion and analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the quarter ended June 30, 2021. This MD&A has been prepared with all information available up to and including August 13, 2021. This MD&A should be read in conjunction with Just Energy’s unaudited Interim Condensed Consolidated Financial Statements (the “Interim Condensed Consolidated Financial Statements”) for the quarter ended June 30, 2021. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.investors.justenergy.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

WEATHER EVENT AND CREDITOR PROTECTION FILINGS

In February 2021, the State of Texas experienced extremely cold weather (the “Weather Event”). The Weather Event led to increased electricity demand and sustained high prices from February 13, 2021 through February 20, 2021. As a result of the losses sustained and without sufficient liquidity to pay the corresponding invoices from the Electric Reliability Council of Texas, Inc. (“ERCOT”) when due, and accordingly, on March 9, 2021, Just Energy applied for and received creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and under Chapter 15 (“Chapter 15”) in the United States from the Bankruptcy Court of the Southern District of Texas, Houston Division (the “Court Orders”). Protection under the Court Orders allows Just Energy to operate while it restructures its capital structure.

As part of the CCAA filing, the Company entered into a USD$125 million Debtor–In–Possession (“DIP Facility”) financing with certain affiliates of Pacific Investment Management Company (“PIMCO). The Company entered into Qualifying Support Agreements with its largest commodity supplier and ISO services provider. The Company entered into a Lender Support Agreement with the lenders under its Credit Facility (for details refer to note 8(c) in the Interim Condensed Consolidated Financial Statements). The filings and associated USD$125 million DIP Facility arranged by the Company, enabled Just Energy to continue all operations without interruption throughout the U.S. and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations.

On May 26, 2021, the stay period was extended by the Ontario Court to September 30, 2021. As at June 30, 2021, in connection with the CCAA proceeds, the Company identified $997.2 million of liabilities subject to compromise (see Note 1 in the Interim Condensed Consolidated Financial Statements). The Company also recorded Reorganization Costs (defined below in Key Terms) of $20.0 million in the three months ended June 30, 2021 (see Note 13 in the Interim Condensed Consolidated Financial Statements).

The Common Shares, no par value, of the Company (the “Common Shares”) are listed on the TSX Venture Exchange under the symbol “JE” and on the OTC Pink Market under the symbol “JENGQ”.

SECURITIZATION UNDER HOUSE BILL 4492

On June 16, 2021 Texas House Bill 4492 (“HB 4492”), which provides a mechanism for recovery of certain costs incurred by various parties, including the Company, during the Weather Event through certain securitization structures, became law in Texas. HB 4492 addresses securitization of (i) ancillary service charges above USD $9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short–paid” to market participants, including Just Energy, (collectively, the “Costs”).

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HB 4492 provides that ERCOT request that the Public Utility Commission of Texas (the “Commission”) establish financing mechanisms for the payment of the Costs incurred by load–serving entities, including Just Energy. On July 16, 2021, ERCOT filed the request with the Commission (Docket number 52322). The Company continues to evaluate HB 4492. Based on current information, if the Commission approves the financing provided for in HB 4492, Just Energy anticipates that it will recover up to approximately USD $100 million of Costs. The total amount that the Company may recover through the mechanisms authorized in HB 4492 may change materially based on a number of factors, including the details of an established financing order issued by the Commission, additional ERCOT resettlements, the aggregate amount of funds applied for under HB 4492 by participants, the outcome of the dispute resolution process initiated by the Company with ERCOT, and any potential challenges to the Commission’s order or orders. There is no assurance that the Company will be able to recover all of the Costs.

Forward–looking information

This MD&A may contain forward–looking statements, including, without limitation, statements with respect to the implementation of HB 4492 by the Commission, the establishment of financing mechanisms for the payment of the Costs incurred by load–serving entities, and whether the Company may ultimately recover any amount of Costs. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the Commission’s decisions with respect to the financing mechanisms to recover the Costs, Just Energy failing to meet any requirements under any rules established by the Commission with respect to financing mechanisms to recover the Costs, and any litigation with respect to the financing mechanism established by the Commission; the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA proceedings with respect to the Company and similar legislation in the United States; the impact of any recovery of the Costs on the Company and/or its proceedings under CCAA and similar United States legislation; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with ERCOT; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the CCAA proceedings and the outcome thereof; the impact of the evolving COVID–19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID–19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID–19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

Company overview

Just Energy is a retail energy provider specializing in electricity and natural gas commodities, energy efficient solutions, carbon offsets and renewable energy options to customers. Operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and terrapass.

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Continuing operations overview

MASS MARKETS SEGMENT

The Mass Markets segment (formerly referred to as “Consumer Segment”) includes customers acquired and served under the Just Energy, Tara Energy, Amigo Energy and terrapass brands. Marketing of the energy products of this segment is primarily done through digital and retail sales channels. Mass Market customers make up 75% of Just Energy’s Base gross margin (defined below in non–IFRS financial measures), which is currently focused on price–protected and flat–bill product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter–term or enhanced variable rate products, the Mass Markets segment’s sales channels offer these products.

Just Energy also provides home water filtration systems with its line of consumer product and service offerings through Filter Group.

COMMERCIAL SEGMENT

The Commercial segment includes customers acquired and served under the Hudson Energy, as well as brokerage services managed by the Interactive Energy Group. Hudson sales are made through three main channels: brokers, door–to–door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 25% of Just Energy’s Base gross margin. Products offered to Commercial customers range from standard fixed–price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Mass Markets segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Mass Markets customers.

ABOUT JUST ENERGY’S PRODUCTS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, energy efficient solutions, carbon offsets and renewable energy options as well as water quality and filtration devices to customers.

Electricity

Just Energy services various states and territories in U.S. and Canada with electricity. A variety of electricity solutions are offered, including fixed–price, flat–bill and variable–price products on both short–term and longer–term contracts. Most of these products provide customers with price–protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for enrolled customers to predict future customer consumption and to help with long–term supply procurement decisions. Flat–bill products offer customers the ability to pay a fixed amount per period regardless of usage.

Just Energy purchases electricity supply from market counterparties for Mass Markets and Commercial customers based on forecasted customer aggregation. Electricity supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs (as defined in key terms), which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Just Energy mitigates exposure to weather variations through active management of the electricity portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing electricity purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass–throughs, active management or the options employed may increase or decrease Just Energy’s Base gross margin (as defined in Non–IFRS financial measures) depending upon market conditions at the time of balancing.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from five–year fixed–price contracts to month–to–month variable–price contracts. Gas supply is purchased from market counterparties based on forecasted consumption. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat–bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

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The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s Base gross margin may increase or decrease depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Manitoba, Ontario, Quebec and Michigan

The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered.

Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania

The volume of gas delivered is based on the estimated consumption and storage requirements for each month. The amount of gas delivered in the months of October to March is higher than in the months of April to September. Cash flow received from most of these markets is greatest during the fall and winter quarters, as cash is normally received from the LDCs in the same period as customer consumption.

JustGreen

Many customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen’s electricity products offer customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen electricity and gas in eligible markets across North America. Of all customers who contracted with Just Energy in the past year, 38% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 93% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended June 30, 2020, 55% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 90% of their consumption. As at June 30, 2021, JustGreen makes up 25% of the Mass Market electricity portfolio, compared to 21% in the year ago period. JustGreen makes up 13% of the Mass Market gas portfolio, compared to 17% in the year ago period.

Terrapass

Through terrapass, customers can offset their environmental impact by purchasing high quality environmental products. Terrapass supports projects throughout North America and are exploring other projects world–wide that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of carbon offsets and renewable energy credits. Terrapass offers various purchase options for residential or commercial customers as well as non–commodity customers, depending on the impact the customer wishes to make.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which were exchanged for Common Shares and a pro–rata portion of the Term loan as part of the September 2020 Recapitalization.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which were exchanged for Common Shares and its pro–rata allocation of the 7.0% $13M subordinated notes issued as part of the September 2020 Recapitalization.

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“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which were exchanged for Common Shares and its pro–rata allocation of the 7.0% $13M subordinated notes issued as part of the September 2020 Recapitalization.

“8.75% loan” refers to the US$250 million non–revolving multi–draw senior unsecured term loan facility entered into on September 12, 2018. The 8.75% loan was exchanged for Common Shares and a pro–rata portion of the Term loan as part of the September 2020 Recapitalization.

“Base gross margin per RCE” refers to the energy Base gross margin realized on Just Energy’s RCE customer base, including gains (losses) from the sale of excess commodity supply excluding the impacts of the Weather Event or Reorganization Costs.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group. The loan bears an annual interest rate of 8.99%.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Liquidity” means cash on hand.

“Maintenance capital expenditures” means the necessary property and equipment and intangible asset capital expenditures required to maintain existing operations at functional levels.

“Note Indenture” refers to the $15 million subordinated notes with a six–year maturity and bearing an annual interest rate of 7.0% (payable in kind semi–annually) issued in relation to the September 2020 Recapitalization, which have a maturity date of September 15, 2026. The principal amount was reduced through a tender offer for no consideration, on October 19, 2020 to $13.2 million.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

“Reorganization Costs” – means the amounts incurred related to the filings under the CCAA and Chapter 15 under the U.S. Bankruptcy Code proceedings. These costs include professional and advisory costs, key employee retention plan, contract terminations and prepetition claims, and other costs.

“Selling commission expenses” means customer acquisition costs amortized under IFRS 15, Revenue from contracts with customers, or directly expensed within the current period and consist of commissions paid to independent sales contractors, brokers and sales agents and is reflected on the Interim Condensed Consolidated Statements of Income as part of selling and marketing expenses.

“Selling non–commission and marketing expenses” means the cost of selling overhead, including digital marketing cost not directly associated with the costs of direct customer acquisition costs within the current period and is reflected on the Interim Condensed Consolidated Statements of Income as part of selling and marketing expenses.

“Strategic Review” means the Company’s formal review announced on June 6, 2019 to evaluate strategic alternatives available to the Company. The Company finalized the Strategic Review with the completed September 2020 Recapitalization.

“Term Loan” refers to the US$206 million senior unsecured 10.25% term loan facility entered into on September 28, 2020 pursuant to the September 2020 Recapitalization, which has a maturity date of March 31, 2024.

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Non–IFRS financial measures

Just Energy’s Interim Condensed Consolidated Financial Statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

BASE GROSS MARGIN

“Base gross margin” represents gross margin adjusted to exclude the effect of applying IFRS Interpretation Committee Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non–Financial Item, for realized gains (losses) on derivative instruments, the one–time impact of the Weather Event, and the one–time non–recurring sales tax settlement. Base gross margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments reflect the long–term financial performance of Just Energy and thus have included them in the Base gross margin calculation.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non–IFRS measure that reflects the operational profitability of the business.

BASE EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of unrealized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, Reorganization costs, share–based compensation, impairment of inventory, Strategic Review costs, realized gains (losses) related to gas held in storage until gas is sold, and non–controlling interest. This measure reflects operational profitability as the impact of the non–cash gains (losses), impairment of inventory and Reorganization costs are one–time non–recurring events. Non–cash share–based compensation expense is treated as an equity issuance for the purposes of this calculation as it will be settled in Common Shares; the unrealized mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and, the unrealized mark to market gains (losses) of weather derivatives are not related to weather in the current period.

Just Energy ensures that customer margins are protected by entering into fixed–price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized and realized gains (losses) depending upon current supply pricing. Management believes that the unrealized mark to market gains (losses) do not impact the long–term financial performance of Just Energy and has excluded them from the Base EBITDA calculation.

Just Energy uses derivative financial instruments to hedge the gas held in storage for future delivery to customers. Under IFRS, the customer contracts are not marked to market: however, there is a requirement to report the realized gains (losses) in the current period instead of recognizing them as a cost of inventory until delivery to the customer. Just Energy excludes the realized gains (losses) to EBITDA during the injection season and includes them during the withdrawal season in accordance with the customers receiving the gas. Management believes that including the realized gains (losses) during the withdrawal season when the customers receive the gas is more reflective of the operations of the business.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value–added products contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to customer contracts is included in the calculation of Base EBITDA (as selling commission expenses). Amortization of incremental acquisition costs on value–added product contracts is excluded from the Base EBITDA calculation as value–added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

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FREE CASH FLOW AND UNLEVERED FREE CASH FLOW

Free cash flow represents cash flow from operations less maintenance capital expenditures. Unlevered free cash flow represents free cash flows plus finance costs excluding the non–cash portion.

EMBEDDED GROSS MARGIN (“EGM”)

EGM is a rolling five–year measure of management’s estimate of future contracted energy and product gross margin. The commodity EGM is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value–added product customer contract prices and the cost of goods sold on a five– year undiscounted basis for such customer contracts, with appropriate assumptions for value–added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

EGM indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is neither discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

Financial and operating highlights

For the three months ended June 30.

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2022	(decrease)	Fiscal 2021
Sales	$608,672	(11)%	$685,964
Base gross margin[1]	99,617	(27)%	136,279
Administrative expenses[2]	29,770	(25)%	39,953
Selling commission expenses	25,294	(30)%	35,979
Selling non-commission and marketing expense	14,378	31%	10,981
Bad debt expense	7,418	(38)%	11,940
Reorganization costs	20,009	NMF [3]	–
Finance costs	12,913	(41)%	21,853
Profit from continuing operations	275,299	NMF [3]	82,098
Base EBITDA[1]	23,021	(43)%	40,479
Unlevered free cash flow[1]	7,610	(65)%	21,897
EGM Mass Market	1,017,300	(15)%	1,203,800
EGM Commercial	332,500	(24)%	438,700
RCE Mass Markets count	1,127,000	(11)%	1,261,000
RCE Mass Markets net adds	(6,000)	90%	(62,000)
RCE Commercial count	1,734,000	(10)%	1,922,000

1 See “Non–IFRS financial measures” on page 6.

2 Includes $3.6 million of Strategic Review costs for the first quarter of fiscal 2021.

3 Not a meaningful figure.

Sales decreased by 11% to $608.7 million for the three months ended June 30, 2021 compared to $686.0 million for the three months ended June 30, 2020. The decrease was primarily driven by a decline in the customer base due to Company’s continued strategy to increase the onboarding of high–quality customers; regulatory restrictions in Ontario, New York and California; and selling constraints in direct in–person channels previously posed by the COVID–19 pandemic; and by competitive pressures on pricing and COVID–19 pandemic in the commercial segment.

Base gross margin decreased by 27% to $99.6 million for the quarter ended June 30, 2021 compared to $136.3 million for the quarter ended June 30, 2020. The decrease was primarily driven by a lower customer base, unfavourable exchange rate fluctuations and favourable resettlements during the prior comparable quarter.

Base EBITDA decreased by 43% to $23.0 million for the three months ended June 30, 2021 compared to $40.5 million for the three months ended June 30, 2020. The decrease was driven by lower Base gross margin and increased investment in digital marketing, partially offset by lower administrative, selling commission and bad debt expenses.

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Administrative expenses decreased by 25% to $29.8 million for the three months ended June 30, 2021 compared to $40.0 million for the three months ended June 30, 2020. The decrease was primarily driven by Strategic Review costs in the prior comparable quarter, lower wages expense, and lower professional and legal fee costs.

Selling commission expenses decreased by 30% to $25.3 million for the three months ended June 30, 2021 compared to $36.0 for the three months ended June 30, 2020. The decrease is primarily driven by lower sales from direct in–person channels driven by the impacts of the COVID–19 pandemic and lower commercial sales driven competitive price pressures and the COVID–19 pandemic in prior periods.

Selling non–commission and marketing expenses increased by 31% to $14.4 million for the three months ended June 30, 2021 compared to $11.0 million for the three months ended June 30, 2020. The increase was driven by the increased investment in digital marketing.

Bad debt expense decreased by 38% to $7.4 million for the three months ended June 30, 2021 compared to $11.9 million for the three months ended June 30, 2020. The decrease in bad debt was driven by lower revenues from overall lower customer base and improvements in commercial segment.

Reorganization costs represent the amounts incurred related to the filings under the CCAA and Chapter 15 under the U.S. Bankruptcy Code proceedings. These costs include professional and advisory costs of $12.5 million, $2.5 million for the key employee retention plan and $5.0 million in prepetition claims, contract terminations and other costs.

Finance costs decreased by 41% to $12.9 million for the three months ended June 30, 2021 compared to $21.9 million for the three months ended June 30, 2020. The decrease is due to September 2020 Recapitalization together with no longer accruing finance costs on the unsecured debt due to the CCAA filing as shown in Note 8 of the Interim Condensed Consolidated Financial Statements.

Unlevered free cash flow decreased by 65% to an inflow of $7.6 million for the three months ended June 30, 2021 compared to an inflow of $21.9 million for the three months ended June 30, 2020. The decrease is related to higher payments to ERCOT associated with the Weather Event, partially offset by the non–payment of trade and other payables subject to compromise under the CCAA.

Mass Markets EGM decreased by 15% to $1,017.3 million as at June 30, 2021 compared to $1,203.8 million as at June 30, 2020. The decline resulted from the decline in the customer base and the unfavorable foreign exchange.

Commercial EGM decreased by 24% to $332.5 million as at June 30, 2021 compared to $438.7 million as at June 30, 2020. The decline resulted from the decline in the customer base and the unfavourable foreign exchange.

Mass Markets RCE Net Adds for the three months ended June 30, 2021 was a loss of 6,000 compared to a loss of 62,000 for the three months ended June 30, 2020. Excluding the one–time 29,000 loss related to the regulatory changes in New York coming into effect in April 2021, Mass Markets RCE Net Adds for the three months ended June 30, 2021 was a positive 23,000.

Base gross margin1

For the three months ended June 30.

(thousands of dollars)

	Fiscal 2022			Fiscal 2021
	Mass			Mass
	Market	Commercial	Total	Market	Commercial	Total
Gas	$14,232	$1,818	$16,050	$27,816	$6,429	$34,245
Electricity	60,743	22,824	83,567	83,210	18,824	102,034
	$74,975	$24,642	$99,617	$111,026	$25,253	$136,279
Decrease	(32)%	(2)%	(27)%

1 See “Non–IFRS financial measures” on page 6.

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MASS MARKETS

Mass Markets Base gross margin decreased by 32% to $75.0 million for the three months ended June 30, 2021 compared to $111.0 million for the three months ended June 30, 2020. The decline in Base gross margin was primarily driven by a decline in the customer base, lower exchange rate and favorable resettlements during prior comparable quarter.

Gas

Mass Market gas Base gross margin decreased by 49% to $14.2 million for the three months ended June 30, 2021 compared to $27.8 million for the three months ended June 30, 2020. The decline in gas Base gross margin was driven by a decline in customer base and favorable resettlements during prior comparable quarter.

Electricity

Mass Market electricity Base gross margin decreased by 27% to $60.7 million for the three months ended June 30, 2021 compared to $83.2 million for the three months ended June 30, 2020. The decrease in electricity Base gross margin is due to the decline in the customer base, lower fee revenue disconnect moratorium by the Commission, and lower exchange rate.

COMMERCIAL

Commercial Base gross margin decreased by 2% to $24.6 million for the three months ended June 30, 2021 compared to $25.3 million for the three months ended June 30, 2020. The decrease in Commercial Base gross margin was driven primarily by a decline in the customer base, favorable resettlements during prior comparable quarter and lower exchange rate, partially offset by lower capacity obligation across several markets.

Gas

Commercial gas base gross margin decreased by 72% to $1.8 million for the three months ended June 30, 2021 compared to $6.4 million for the three months ended June 30, 2020. The Commercial gas Base gross margin decrease was primarily driven by favorable resettlements during prior comparable quarter.

Electricity

Commercial electricity base gross margin increased by 21% to $22.8 million for the three months ended June 30, 2021 compared to $18.8 million for the three months ended June 30, 2020. Commercial electricity Base gross margin increase is primarily driven by lower capacity obligation across several markets and higher realized margin, partially offset by a decline in the customer base.

Mass Markets average realized Base gross margin

For the trailing 12 months ended June 30.

(thousands of dollars)

	Fiscal 2022		Fiscal 2021
	GM/RCE	% Change	GM/RCE
Gas	$373	(1)%	$377
Electricity	320	(10)%	355
Total	$333	(8)%	361

Mass Market average realized Base gross margin for the trailing 12 months ended June 30, 2021 decreased 8% to $333/RCE compared to $361/RCE for the trailing 12 months ended June 30, 2020. The decrease is primarily attributable favorable resettlements during the prior year and lower exchange rate.

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Commercial average realized Base gross margin

For the trailing 12 months ended June 30.

(thousands of dollars)

	Fiscal 2022		Fiscal 2021
	GM/RCE	% Change	GM/RCE
Gas	$89	(6)%	$95
Electricity	97	3%	94
Total	$96	1%	95

Commercial Average realized Base gross margin for the trailing 12 months ended June 30, 2021 increased by 1% to $96/RCE compared to $95/RCE for the trailing 12 months ended June 30, 2020.

Base EBITDA

For the three months ended June 30.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Reconciliation to Interim Condensed Consolidated Statements of Income
Profit for the period	$275,299	$79,150
Add:
Finance costs	12,913	21,853
Provision (recovery) for income taxes	(967)	634
Loss from discontinued operations	–	2,948
Amortization and depreciation	4,487	7,352
EBITDA	$291,732	$111,937
Add (subtract):
Unrealized gain of derivative instruments and other	(292,137)	(77,349)
Weather event	3,666	–
Reorganization costs	20,009	–
Share-based compensation	610	692
Impairment of inventory	648	–
Strategic Review costs	–	3,614
Realized (gain) loss included in cost of goods sold	(1,570)	1,588
Loss attributable to non-controlling interest	63	(3)
Base EBITDA	$23,021	$40,479

Gross margin	$80,309	$269,137
Realized gain (loss) of derivative instruments and other	15,642	(132,858)
Weather Event	3,666	–
Base gross margin	99,617	136,279
Add (subtract):
Administrative expenses	(29,770)	(39,953)
Selling commission expenses	(25,294)	(35,979)
Selling non-commission and marketing expense	(14,378)	(10,981)
Bad debt expense	(7,418)	(11,940)
Strategic Review costs	–	3,614
Amortization included in cost of sales	42	74
Loss attributable to non-controlling interest	63	(3)
Other income (expense)	159	(632)
Base EBITDA	$23,021	$40,479

Base EBITDA decreased by 43% to $23.0 million for the three months ended June 30, 2021 compared to $40.5 million for the three months ended June 30, 2020. The decrease was driven by lower Base gross margin and increased investment in digital marketing, partially offset by lower administrative, selling commission and bad debt expenses.

2021 FIRST QUARTER REPORT TO SHAREHOLDERS | JUST ENERGY	10.

Base gross margin decreased by 27% to $99.6 million for the quarter ended June 30, 2021 compared to $136.3 million for the quarter ended June 30, 2020. The decrease was primarily driven by a lower customer base, unfavourable exchange rate fluctuations and favourable resettlements during the prior comparable quarter.

For more information on the changes in the results from operations by segment, refer to pages 12 through 15 below.

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q1	Q4	Q3	Q2
	Fiscal 2022	Fiscal 2021	Fiscal 2021	Fiscal 2021
Sales[1]	$608,672	$689,064	$627,015	$737,994
Cost of goods sold[1]	528,363	3,131,485	446,571	517,283
Gross margin	80,309	(2,442,421)	180,445	220,711
Realized gain (loss) of derivative instruments and other	15,642	2,152,866	(48,837)	(82,438)
Weather Event	3,666	418,369	–	–
Sales Tax settlement	–	1,885	–	–
Base gross margin	99,617	130,699	131,608	138,273
Administrative expenses	29,770	29,884	30,408	43,957
Selling commission expenses	25,294	28,295	30,485	34,895
Selling non-commission and marketing expenses	14,378	14,086	11,784	13,017
Bad debt expense	7,418	7,301	3,358	11,662
Restructuring costs	–	–	–	7,118
Finance costs	12,913	17,346	17,677	29,744
Profit (loss) for the period from continuing operations	275,299	(382,371)	(52,327)	(50,156)
Profit (loss) for the period from discontinued operations, net	–	(162)	4,788	(1,210)
Profit (loss) for the period	275,299	(382,533)	(47,539)	(51,366)
Base EBITDA from continuing operations	23,021	53,794	55,785	32,774

	Q1	Q4	Q3	Q2
	Fiscal 2021	Fiscal 2020	Fiscal 2020	Fiscal 2020
Sales[1]	$685,964	$776,921	$750,615	$860,395
Cost of goods sold[1]	416,827	489,411	538,646	935,743
Gross margin	269,137	287,510	211,969	(75,348)
Realized gain (loss) of derivative instruments and other	(132,858)	(107,089)	(69,485)	230,732
Base gross margin	136,279	180,421	142,484	155,384
Administrative expenses	39,953	46,051	39,616	41,466
Selling commission expenses	35,979	36,983	36,698	33,499
Selling non-commission and marketing expenses	10,981	16,584	14,572	20,780
Bad debt expense	11,940	13,197	19,996	29,570
Finance costs	21,853	26,770	28,178	28,451
Profit (loss) for the period from continuing operations	82,098	(138,210)	20,601	89,349
Profit (loss) for the period from discontinued operations, net	(2,948)	(2,721)	6,293	(9,809)
Profit (loss) for the period	79,150	(140,931)	26,894	79,540
Base EBITDA from continuing operations	40,479	74,632	37,950	49,069

1 Sales amounts have been corrected from the statements previously presented to conform to the presentation of the current Interim Condensed Consolidated Financial Statements.

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers (RCEs) currently represent 77% and 23% of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

2021 FIRST QUARTER REPORT TO SHAREHOLDERS | JUST ENERGY	11.

Segmented Base EBITDA1

For the three months ended June 30.

(thousands of dollars)

	Fiscal 2022
			Corporate
	Mass		and shared
	Market	Commercial	services	Consolidated
Sales	$314,987	$293,685	$–	$608,672
Cost of goods sold	(255,498)	(272,865)	–	(528,363)
Gross margin	59,489	20,820	–	80,309
Weather event	3,666	–	–	3,666
Realized loss of derivative instruments and other	11,820	3,822	–	15,642
Base gross margin	74,975	24,642	–	99,617
Add (subtract):
Administrative expenses	(9,153)	(3,339)	(17,278)	(29,770)
Selling commission expenses	(11,856)	(13,438)	–	(25,294)
Selling non-commission and marketing expense	(13,276)	(1,102)	–	(14,378)
Bad debt expense	(5,940)	(1,478)	–	(7,418)
Amortization included in cost of goods sold	42	–	–	42
Other income	124	35	–	159
Loss attributable to non-controlling interest	63	–	–	63
Base EBITDA from continuing operations	$34,979	$5,320	$(17,278)	$23,021

	Fiscal 2021
			Corporate
	Mass		and shared
	Market	Commercial	services	Consolidated
Sales[1]	$390,663	$295,301	$–	$685,964
Cost of goods sold[1]	(204,308)	(212,519)	–	(416,827)
Gross margin	186,355	82,782	–	269,137
Realized loss of derivative instruments and other	(75,329)	(57,529)	–	(132,858)
Base gross margin	111,026	25,253	–	136,279
Add (subtract):
Administrative expenses	(8,461)	(5,835)	(25,657)	(39,953)
Selling commission expenses	(18,451)	(17,528)	–	(35,979)
Selling non-commission and marketing expense	(9,106)	(1,875)	–	(10,981)
Bad debt expense	(8,449)	(3,491)	–	(11,940)
Amortization included in cost of goods sold	74	–	–	74
Strategic Review costs	–	–	3,614	3,614
Other expense	(632)	–	–	(632)
Loss attributable to non-controlling interest	(3)	–	–	(3)
Base EBITDA from continuing operations	$65,998	$(3,476)	$(22,043)	$40,479

1 Sales amounts have been corrected from the statements previously presented to conform to the presentation of the current Interim Condensed Consolidated Financial Statements.

2 The segment definitions are provided on page 3.

Mass Markets segment Base EBITDA decreased by 47% to $35.0 million for the three months ended June 30, 2021 compared to $66.0 million for the three months ended June 30, 2020. The decrease was driven by lower Base gross margin primarily due to a decline in the customer base and increased investment in digital marketing partially offset by a lower selling commission and bad debt expenses.

Commercial segment Base EBITDA increased by $8.8 million to $5.3 million for the three months ended June 30, 2021 compared to a negative $3.5 million for the three months ended June 30, 2020. The increase in Commercial segment Base EBITDA is driven by lower selling commission and bad debt expenses.

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Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses were $17.3 million for the three months ended June 30, 2021, compared to $22.0 million for the three months ended June 30, 2020.

Acquisition Costs

The acquisition costs per customer for the last twelve months for Mass Market customers signed by sales agents including sales through digital channel and the Commercial customers signed by brokers were as follows:

	Fiscal 2022	Fiscal 2021
Mass Markets	$235/RCE	$261/RCE
Commercial	$45/RCE	$47/RCE

The Mass Markets average acquisition cost decreased by 10% to $235/RCE for the twelve months ended June 30, 2021 compared to $261/RCE reported for the twelve months ended June 30, 2020, primarily from lower exchange rate and a change in channel mix towards lower cost channels.

The Commercial average customer acquisition cost decreased by 4% to $45/RCE for the twelve months ended June 30, 2021 compared to $47/RCE for the twelve months ended June 30, 2020, due to lower exchange rate.

Customer summary

CUSTOMER COUNT

	As at	As at
	June 30,	June 30,
	2021	2020	% decrease
Mass Markets	830,000	947,000	(12)%
Commercial	100,000	114,000	(12)%
Total customer count	930,000	1,061,000	(12)%

The Mass Markets customer count decreased 12% to 830,000 compared to June 30, 2020. The decline in Mass Markets customers is due to the Company’s continued focus on adding high quality customers, impacts of the COVID–19 pandemic on direct in–person sales channels and a reduction in the Company’s customer base due to regulatory restrictions in New York and Ontario.

The Commercial customer count decreased 12% to 100,000 compared to June 30, 2020. The decline in commercial customers is due to competitive price pressures in the United States together with impacts related to the COVID–19 pandemic and exiting the California electricity market.

COMMODITY RCE SUMMARY

	April 1,			Failed to	June 30,	% increase
	2021	Additions	Attrition	renew	2021	(decrease)
Mass Markets
Gas	262,000	6,000	(24,000)	(4,000)	240,000	(8)%
Electricity	871,000	75,000	(39,000)	(20,000)	887,000	2%
Total Mass Markets RCEs	1,133,000	81,000	(63,000)	(24,000)	1,127,000	(1)%
Commercial
Gas	413,000	4,000	(3,000)	(7,000)	407,000	(1)%
Electricity	1,414,000	39,000	(21,000)	(105,000)	1,327,000	(6)%
Total Commercial RCEs	1,827,000	43,000	(24,000)	(112,000)	1,734,000	(5)%
Total RCEs	2,960,000	124,000	(87,000)	(136,000)	2,861,000	(3)%

MASS MARKETS

Mass Markets RCE additions increased by 326% to 81,000 for the three months ended June 30, 2021 compared to 19,000 for the three months ended June 30, 2020. The increase is due to increased investment in Digital Marketing and increases in direct face–to–face channels. The COVID–19 pandemic had substantial impacts in the three months ended June 30, 2020.

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Mass Markets RCE attrition increased 43% to 63,000 for the three months ended June 30, 2021 compared to 44,000 for the three months ended June 30, 2020. The increase in attrition is driven by regulatory constraints in New York coming into effect in April 2021 requiring certain variable rate customers to be dropped to the utility.

Mass Markets failed to renew RCEs decreased by 35% to 24,000 for the three months ended June 30, 2021 compared to 37,000 for the three months ended June 30, 2020, driven by improved renewal rates and fewer RCEs maturing in the current quarter.

Mass Markets RCE Net Adds for the three months ended June 30, 2021 was a loss of 6,000 compared to a loss of 62,000 for the three months ended June 30, 2020. Excluding the one–time 29,000 loss related to the regulatory changes in New York coming into effect in April 2021, Mass Markets RCE Net Adds for the three months ended June 30, 2021 was a positive 23,000.

As at June 30, 2021, the U.S. and Canadian operations accounted for 86% and 14% of the Mass Markets RCE base, respectively.

COMMERCIAL

Commercial RCE additions increased by 65% to 43,000 for the three months ended June 30, 2021 compared to 26,000 for the three months ended June 30, 2020. The COVID–19 pandemic had substantial impacts in the three months ended June 30, 2020.

Commercial RCE attrition decreased 76% to 24,000 for the three months ended June 30, 2021 compared to 102,000 for the three months ended June 30, 2020. The company continues to see improved attrition on the commercial segment in line with the general recovery in economic activity.

Commercial failed to renew RCEs increased by 67% to 112,000 RCEs for the three months ended June 30, 2021 compared to 67,000 RCE’s for the three months ended June 30, 2020.

As at June 30, 2021, the U.S. and Canadian operations accounted for 65% and 35% of the Commercial RCE base, respectively.

Overall, as at June 30, 2021, the U.S. and Canadian operations accounted for 73% and 27% of the RCE base, respectively, compared to 76% and 24%, respectively, as at June 30, 2020.

COMMODITY RCE ATTRITION

	Trailing 12 months	Trailing 12 months
	ended June 30, 2021	ended June 30, 2020
Mass Markets	18%	22%
Commercial	9%	12%

The Mass Markets attrition rate for the trailing 12 months ended June 30, 2021 decreased four percentage points to 18% reflecting the benefits of focus sales to higher quality customers and increased focus on the customer experience.

The Commercial attrition rate for the trailing 12 months ended June 30, 2021 decreased three percentage points to 9%.

	Three months	Three months
	ended June 30,	ended June 30,
	2021	2020
Mass Markets	6%	3%
Commercial	1%	4%

The Mass Markets attrition rate for the three months ended June 30, 2021 increased three percentage points to 6% from 3% for the three months ended June 30, 2020, driven by regulatory constraints in New York coming into effect in April 2021.

The Commercial attrition rate for the three months ended June 30, 2021 decreased by three percentage point to 1% from 4% compared to the three months ended June 30, 2020 reflecting improvement in customer retention following the reduction of restrictions due to the COVID–19 pandemic.

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COMMODITY RCE RENEWALS

	Trailing 12 months	Trailing 12 months
	ended June 30, 2021	ended June 30, 2020
Mass Markets	76%	72%
Commercial	49%	55%

The Mass Markets renewal rate increased four percentage points to 76% for the trailing 12 months ended June 30, 2021. The increase in the Mass Markets renewal rate was driven by improved retention offerings and increased focus on the customer experience.

The Commercial renewal rate decreased by six percentage points to 49% as compared to the same period of fiscal 2021. The decline in the Commercial renewal rate reflects a competitive market for Commercial renewals.

	Three months	Three months
	ended June 30,	ended June 30,
	2021	2020
Mass Markets	78%	69%
Commercial	49%	55%

The Mass Markets renewal rate for the three months ended June 30, 2021, increased to 78% from 69% for the three months ended June 30, 2020 driven by improved retention offerings and increased focus on the customer experience.

The Commercial renewal rate for the three months ended June 30, 2021 decreased to 49% from 55% for the three months ended June 30, 2020.

AVERAGE GROSS MARGIN PER RCE

The table below depicts the annual design margins on new and renewed contracts signed during the three months ended June 30, 2021 compared to three months ended June 30, 2020 for standard commodities, which does not include non–recurring non–commodity fees.

	Q1 Fiscal	Number of	Q1 Fiscal	Number of
	2022	RCEs	2021	RCEs
Mass Markets added or renewed	$239	151,000	$273	90,000
Commercial added or renewed[1]	86	85,000	36	73,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended June 30, 2021, the average gross margin per RCE for the customers added or renewed by the Mass Markets segment was $239/RCE, a decrease of 12% from $273/RCE for the three months ended June 30, 2020 due to change in channel mix including lower cost of acquisition channels.

For the Commercial segment, the average gross margin per RCE for the customers signed during the three months ended June 30, 2021 was $86/RCE, an increase of 139% from $36/RCE for the three months ended June 30, 2020 due to the mix of the type contracts added or renewed in the prior comparable quarter.

2021 FIRST QUARTER REPORT TO SHAREHOLDERS | JUST ENERGY	15.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS

For the three months ended June 30.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Operating activities from continuing operations	$(1,314)	$10,649
Investing activities from continuing operations	(1,809)	(1,686)
Financing activities from continuing operations	(26,234)	(14,353)
Effect of foreign currency translation	(2,361)	(697)
Decrease in cash	(31,718)	(6,087)
Cash and cash equivalents – beginning of period	215,989	26,093
Cash and cash equivalents – end of period	$184,271	$20,006

OPERATING ACTIVITIES

Cash flow from operating activities was an outflow of $1.3 million for the three months ended June 30, 2021 compared to an inflow of $10.6 million for the three months ended June 30, 2020. The decrease in the cash flow from operating activities is related to higher payments to ERCOT associated with the Weather Event, partially offset by the non–payment of trade and other payables subject to compromise under the CCAA.

INVESTING ACTIVITIES

Cash flow from investing activities was an outflow of $1.8 million for the three months ended June 30, 2021 compared to an outflow of $1.7 million for the three months ended June 30, 2020. Investing activities included purchases of property and equipment and intangible assets totaling $1.8 million.

FINANCING ACTIVITIES, EXCLUDING DIVIDENDS

Cash flow from financing activities was an outflow of $26.2 million for the three months ended June 30, 2021 compared to an outflow of $14.4 million for the three months ended June 30, 2020. The outflow is primarily driven by payments of $57.5 million under the Credit Facility to allow the issuance of Letters of Credit partially offset by proceeds from DIP facility.

LIQUIDITY

The Company has $184.3 million of total liquidity available as at June 30, 2021.

Free cash flow and unlevered free cash flow1

For the three months ended June 30.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Cash flows from operating activities	$(1,314)	$10,649
Subtract: Maintenance capital expenditures	(1,809)	(1,686)
Free cash flow	(3,123)	8,963
Finance costs, cash portion	10,733	12,934
Unlevered free cash flow	$7,610	$21,897

1 See “Non–IFRS financial measures” on page 6.

Unlevered free cash flow decreased by 65% to an inflow of $7.6 million for the quarter ended June 30, 2021 compared to an inflow of $21.9 million for the quarter ended June 30, 2020. The decrease is related to higher payments to ERCOT associated with the Weather Event, partially offset by the non–payment of trade and other payables subject to compromise under the CCAA.

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Selected Balance sheet data as at June 30, 2021, compared to March 31, 2021

The following table shows selected data from the Interim Condensed Consolidated Financial Statements as at the following periods:

	As at	As at
	June 30,	March 31,
	2021	2021
Assets:
Cash	$184,271	$215,989
Trade and other receivables, net	365,766	340,201
Total fair value of derivative financial assets	270,755	35,626
Other current assets	148,826	163,405
Total assets	1,311,278	1,091,806

Liabilities:
Trade and other payables	$945,977	$921,595
Total fair value of derivative financial liabilities	19,338	75,146
Total debt	623,186	655,740
Total liabilities	1,622,815	1,686,628

Total cash and cash equivalents decreased to $184.3 million as at June 30, 2021 from $216.0 million as at March 31, 2021. The decrease in cash is primarily attributable to cash outflows from financing operations.

Trade and other receivables, net increased $365.8 million as at June 30, 2021 from $340.2 million as at March 31, 2021. The changes are primarily due to increase in receivables from commodity suppliers in the normal course of business.

Other current assets decreased to $148.8 million as at June 30, 2021 from $163.4 million as at March 31, 2021 due to the reduction in customer acquisition costs and green certificates.

Trade and other payables increased to $946.0 million as at June 30, 2021 from $921.6 million as at March 31, 2021 driven by the increase in commodity and supplier payables.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The unrealized mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ deficit from year to year due to commodity price volatility. As Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these unrealized changes do not impact the long–term financial performance of Just Energy.

Total debt was $623.2 million as at June 30, 2021, down from $655.7 million as at March 31, 2021. The reduction in total debt is a result of the payments made under the credit facility to allow the issuance of letters of credit to be issued. As at June 30, 2021, $468.6 million of the debt is subject to compromise under the CCAA proceedings.

Embedded gross margin1

Management’s estimate of EGM is as follows:

(millions of dollars)

	As at	As at
	June 30,	June 30,	%
	2021	2020	decrease
Mass Markets embedded gross margin	1,017.3	1,203.8	(15)%
Commercial embedded gross margin	332.5	438.7	(24)%
Total embedded gross margin	$1,349.8	$1,642.5	(18)%

1 See “Non–IFRS financial measures” on page 6

Management’s estimate of the Mass Markets EGM decreased by 15% to $1,017.3 million as at June 30, 2021 compared to $1,203.8 million as at June 30, 2020. The decline resulted from the decline in the customer base and the unfavorable foreign exchange.

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Management’s estimate of the Commercial EGM decreased by 24% to $332.5 million as at June 30, 2021 compared to $438.7 million as at June 30, 2020. The decline resulted from the decline in the customer base and the unfavorable foreign exchange.

Provision (Recovery) for income and deferred tax

For the three months ended June 30.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Current income tax expense (recovery)	$(1,112)	$873
Deferred income tax expense (recovery)	145	(239)
Provision for (recovery of) income tax	$(967)	$634

Just Energy recorded a current income tax recovery of $1.1 million for the three months ended June 30, 2021, compared to $0.9 million expense in the three months ended June 30, 2020. Just Energy continues to have a current tax expense from profitability in taxable jurisdictions however during the first quarter of fiscal 2022 a recovery was recognized due to the benefit of a current year loss carried back.

During the three months ended June 30, 2021, a deferred tax expense of $0.1 million was recorded as compared to a recovery of $0.2 million during the three months ended June 30, 2020.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons.

Pacific Investment Management Company (“PIMCO”) through certain affiliates became a 28.9% shareholder of the Company as part of the September 2020 Recapitalization. On March 9, 2021, certain PIMCO affiliates entered into the DIP facility with the Company as discussed in the interim condensed consolidated financial statements.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility and Lender Support Agreement totaling $153.2 million as at June 30, 2021 to various counterparties, utilities in the markets it operates in, certain commodity suppliers and surety bond providers.

Pursuant to separate arrangements with various insurance companies. Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2021 was $45.4 million and are backed by letters of credit or cash collateral.

Critical accounting estimates and judgments

The Interim Condensed Consolidated Financial Statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales, cost of goods sold, administrative expenses, selling and marketing expenses, and other operating expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

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The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule–making bodies.

COVID–19 IMPACT

As a result of the continued coronavirus disease (“COVID–19”) pandemic, we have reviewed the estimates, judgments and assumptions used in the preparation of the Interim Condensed Consolidated Financial Statements and determined that no significant revisions to such estimates, judgments or assumptions were required for the three months ended June 30, 2021.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks.

Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed–price commodity supply to cover its estimated fixed–price delivery or green commitment. Certain derivative contracts were purchased to manage ERCOT collateral requirements.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed–price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed–price or price–protected customer contracts; however, hedge accounting under IFRS 9, “Financial Instruments” (“IFRS 9”) is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange–related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows, however, hedge accounting under IFRS 9 is not applied.

The Interim Financial Statements are in compliance with IAS 32, “Financial Instruments: Presentation” IFRS 9; and IFRS 7, Financial Instruments: Disclosure. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 6 of the Interim Condensed Consolidated Financial Statements. Other inputs, including volatility and correlations, are driven off historical settlements.

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RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward–looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California (gas) and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. In addition, the Company may from time to time change the criteria that it uses to determine the creditworthiness of its customers, including RCE’s, and such changes could result in decreased creditworthiness of its customers and/or result in increased customer defaults. If a significant number of customers were to default on their payments, including as a result of any changes to the Company’s credit criteria, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets, See Note 4 of the Interim Condensed Consolidated Financial Statements.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

Just Energy common shares

Just Energy is authorized to issue an unlimited number of common shares with no par value and up to 50,000,000 preferred shares. Shares outstanding have no preferences, rights or restrictions attached to them.

As at June 30, 2021, there were 48,078,637 Common Shares and no preferred shares of Just Energy outstanding.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

On March 9, 2021, Just Energy filed for and received creditor protection pursuant to the Court Order under the CCAA and similar protection under Chapter 15 of the Bankruptcy Code in the United States in connection with the Weather Event.

In May 2015, Kia Kordestani, a former door–to–door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door–to–door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door–to–door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter was set for trial in November 2021. However, pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims, if they proceed.

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On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non–payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Court, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019.

The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims if they proceed.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year–end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of its ICFR as at March 31, 2021. The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process–level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a material weakness as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim condensed Consolidated Financial Statements will not be prevented or detected on a timely basis.

Identification and ongoing remediation of material weakness within financial statement close process

Management’s evaluation of ICFR identified an ongoing material weakness resulting from the failure to operate several controls within the financial statement close process that allowed errors to manifest, and, the failure to detect them for an extended period of time, as follows:

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Previous identification of control activities material weakness within financial statement close process

The Company did not design or maintain effective control activities to prevent or detect misstatements during the operation of the financial statement close process, including from finalization of the trial balance to the preparation of financial statements.

Ongoing remediation of previously identified control activities material weakness associated with financial statement close process

Management remains committed to the planning and implementation of remediation efforts to address the material weaknesses, as well as to foster improvement in the Company’s internal controls. These remediation efforts continue and are intended to address this identified material weakness and enhance the overall financial control environment. During the year ended March 31, 2021, management further increased the amount of personnel to perform the financial statement close process, including the hiring of a CFO and a controller, both with significant financial reporting and retail energy industry experience, promoting individuals within the team and training those individuals to perform their enhanced roles, and strengthening the managerial review process of the financial statement preparation. Management will continue to enhance the control environment and assess if the Company requires additional control and accounting individuals to operate the controls as designed, and provide additional training as required. These enhancements remaining ongoing, and management continues strengthening the design and operational effectiveness of the financial statement preparation process; however, not enough time has elapsed to complete remediation efforts of this material weakness.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Other changes in internal control over financial reporting

Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com https://investors.justenergy.com/and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

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